B. Riley Securities, Inc.

299 Park Avenue

New York, NY 10171

September 8, 2020

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Ed Kelly

Re:	Software Acquisition Group Inc. II Registration Statement on Form S-1 (File No. 333-248214)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Software Acquisition Group Inc. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Standard Time, on September 10, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 470 copies of the Preliminary Prospectus, dated September 4, 2020, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

B. Riley Securities, Inc., As Representative of the Several Underwriters

By:	/s/ Patrice McNicoll
Name:	Patrice McNicoll
Title:	Co-Head of Investment Banking